CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F, West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

January 14, 2010

CORRESP

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:

H. Roger Schwall, Assistant Director

Kevin Dougherty and Mike Karney, Staff Attorneys

Re:

China Natural Resources, Inc.

Registration Statement on Form F-3

Staff Letter of Comment dated January 8, 2010

SEC File No. 333-163702

Ladies and Gentlemen:

We are writing to respond to the Staff’s comment letter dated January 8, 2010 relating to our registration statement on Form F-3 filed on December 14, 2009 (the “Registration Statement”). Please note that in response to the Staff’s comments we have concurrently herewith filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

The following numbered responses correspond to the numbered comments of the Staff in its January 8, 2010 letter.

General

1.

In your electronic filing, you have filed the body of your Form F-3 under the description for Exhibits 5.1 and 23.2, and you have filed your Exhibit 23.1 consent under the description for Form F-3. Please amend your filing to file your documents under proper descriptions.

Response to Staff Comment 1:

It appears that our EDGAR filing agent “mistagged” the Form F-3 and Exhibit 5.1 (and Exhibit 23.2) thereto. Amendment No. 1 to the Registration Statement corrects this error and now correctly describes the Form F-3 and Exhibit 5.1 (and 23.2).

Exhibit 5.1

2.

Please instruct counsel to revise its legal opinion to opine as to whether or not the warrants to purchase common stock and/or preferred stock are legal, binding obligations of your company under the applicable contract law governing the warrant agreement.

United States Securities and

     Exchange Commission

January 14, 2010

Response to Staff Comment 2:

Amendment No. 1 includes a revised opinion of counsel in which counsel has opined as to the legal and binding nature of the warrants that may be issued under the Registration Statement.

If you have any further questions or comments, please contact us or our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (fax) and steve@swblaw.net (email).

Very truly yours,

/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer